UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-33768

AIFU INC.

Room 01, Building 10,
Jinzhong Guobin Hui Qinyuan 2nd Road
Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Entry into a Transaction Agreement

On November 6, 2026, AIFU Inc. (“AIFU” or the “Company”) completed share issuance to Ballet Holding Ltd (“Ballet”), Timber Management Limited (“Timber”), Modern Holding Ltd (“Modern”) and Sunrise Capital Partners Ltd.(“Sunrise”) (collectively, the “Sellers”) in relations to its previously announced acquisition of 100% of the equity interest in Waltz Investment Holding Ltd. (the “Waltz Investment”), which in turn, indirectly owns 99% of the equity interests in Shenzhen Waltz New Material Applied Technology Co., Ltd. (“Shenzhen Waltz”) and its wholly-owned subsidiaries (collectively the “Waltz Group”) (the “Transaction”). Waltz Group is an established provider of functional film application and development services.

Pursuant to the transaction agreement entered into on October 21, 2026 (the “Agreement”), the total consideration for the acquisition, which is valued at approximately RMB300.0 million, consisted of (i) 11,203,443 Class A ordinary shares of the Company, par value US$0.002 per share (the “Consideration Shares”), at an issue price of US$3.0 per share, and (ii) US$11,000,000 in cash, payable to Modern within 365 days following the closing of the Transaction (the “Closing”)

As of November 6, 2026 (the “Closing Date”), 3,546,580, 3,546,580, 2,396,583 and 1,713,700 Consideration Shares have been issued to Ballet, Timber, Modern and Sunrise, respectively.

Following this issuance and the completion of the transaction, the Company has a total of 72,379,191 issued and outstanding ordinary shares, consisting of 62,129,191 Class A ordinary shares and 10,250,000 Class B ordinary shares.

Upon completion of the Transaction, the Sellers hold, in the aggregate, approximately 15.48% of the Company’s total issued and outstanding shares and approximately 1.03% of the Company’s total voting power.

Pursuant to the Agreement, subject to certain customary exceptions, each Seller has agreed not to transfer or otherwise dispose of any Consideration Shares held by such Seller for a period of 60 months following the Closing. The Consideration Shares were issued in a private transaction exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) thereof and/or Regulation S promulgated thereunder, and are restricted securities.

Incorporation by Reference

The contents of this Current Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-296229), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name	Mingxiu Luan
Title:	Chief Executive Officer

Date: November 6, 2026

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